UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company (Issuer))

PUMA ACQUISITION CORPORATION
(Offeror)
A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Senior Vice President, General
Counsel & Secretary
P. Joseph Campisi, Jr., Esq.
Vice President & Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Susan Webster, Esq.
Thomas Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$2,503,857,888	$139,715.27

(1) Estimated for purposes of calculating the filing fee only.  This amount was determined by multiplying 156,491,118 shares of Medarex common stock (representing the shares of common stock outstanding (other than shares owned by Bristol-Myers Squibb Company and its subsidiaries), in-the-money options, shares of common stock subject to restricted stock units, shares of common stock issuable upon conversion of Medarex’s outstanding 2.25% Convertible Senior Notes, due May 15, 2011, and shares of common stock subject to outstanding rights under the employee stock purchase plan of Medarex, in each case as of July 21, 2009), by $16.00 per share, which is the offer price.
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $139,715.27	Filing Party: Bristol-Myers Squibb Company and Puma Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: July 28, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex, Inc. (the “Company”) and Continental Stock Transfer & Trust, as amended from time to time (the “Shares”), of the Company, a New Jersey corporation, that are not already owned by Parent and its subsidiaries, at a purchase price of $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“Pursuant to the MOU (as defined herein) and with the consent of the Company, Purchaser has extended the Offer until 12:00 midnight, New York City time, on Wednesday, August 26, 2009 (which is the end of the day on Wednesday, August 26, 2009).  The Offer may be further extended pursuant to the terms and conditions of the Merger Agreement.  On August 20, 2009, Parent issued a press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(E) hereto.”

In addition, items 4, 6 and 8 of the Schedule TO are hereby amended by adding the following text to the end of the fifth paragraph under “The Tender Offer — Section 11 — The Merger Agreement” of the Offer to Purchase:

“Pursuant to the MOU (as defined herein), on August 20, 2009, Parent agreed that neither it, nor any of its subsidiaries or affiliates, will exercise the option described in this paragraph.”

Further, item 11 of the Schedule TO is hereby amended and supplemented to also include the following:

“On August 19, 2009, the Honorable Maria M. Sypek entered a written order memorializing the consolidation for all purposes of the Superior Court Complaints (the complaint filed on July 30, 2009, by Ralph Roelofsz (the “Roelofsz Complaint”) was inadvertently omitted from the Court’s written order) under the caption Hersh, et al. v. Pien, et al. (the “Consolidated State Action”), Docket No. C-71-09, in the Superior Court of New Jersey.   On August 20, 2009, the parties to the Consolidated State Action, the Roelofsz Complaint, the Blumberg Complaint, the Federal Halegoua Complaint and the Blevins Complaint (collectively, the “Actions”) entered into a memorandum of understanding (the “MOU”), pursuant to which the parties reached an agreement in principle to settle the Actions.  Pursuant to the agreements in the MOU, the Company will make certain supplemental disclosures in its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 28, 2009, as amended.  In addition, under the terms of the MOU, Parent agreed (1) to extend the Offer until 12:00 midnight, New York City time, on Wednesday, August 26, 2009, and (2) that neither it, nor any of its subsidiaries or affiliates, will exercise the Top-Up Option described in the fifth paragraph under “The Tender Offer — Section 11 — The Merger Agreement” of the Offer to Purchase.  In addition, the parties agreed to present to the Superior Court of New Jersey a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the court of the settlement and the dismissal of the Actions upon the terms set forth in the MOU. The Stipulation of Settlement will include a release of all claims against all defendants and their affiliates and agents held by the plaintiffs and class members.  In the MOU, the defendants in the Actions acknowledge that plaintiffs’ counsel intends to seek reasonable attorney fees and expenses from such defendants in connection with the Actions.  In the event that the settlement is not approved and such conditions are not satisfied, Parent and Purchaser intend to vigorously defend the Actions.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E) Press Release issued by Bristol-Myers Squibb Company on August 20, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA ACQUISITION CORPORATION

By:	/s/ Jeremy Levin
Name: Dr. Jeremy Levin

Title: President

Date: August 20, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Jeremy Levin
Name: Dr. Jeremy Levin

Title: Senior Vice President, Strategic Transactions

Date: August 20, 2009

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Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Bristol-Myers Squibb Company on August 20, 2009.

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Exhibit (a)(5)(E)

Bristol-Myers Squibb Extends Tender Offer for Medarex, Inc.

(NEW YORK, August 20, 2009) – Bristol-Myers Squibb Company (NYSE: BMY) announced today that it has extended its previously announced cash tender offer, through its wholly-owned subsidiary, Puma Acquisition Corporation, to purchase all outstanding shares of common stock of Medarex (NASDAQ: MEDX) (“Medarex”) until 12:00 midnight (New York City time) on August 26, 2009, unless further extended.  The tender offer that was originally scheduled to expire at 12:00 midnight (New York City time) on August 24, 2009 was extended, with the consent of Medarex, in connection with the parties reaching an agreement in principle to settle the legal proceedings pending in connection with the tender offer.  All other terms and conditions of the tender offer remain unchanged. As previously disclosed, the condition to the tender offer relating to the expiration of the Hart-Scott-Rodino review period has been satisfied.
The depositary for the tender offer has advised Bristol-Myers Squibb that, as of 9:00 a.m (New York City time) today, a total of approximately 11,576,506 shares of Medarex common stock were validly tendered and not validly withdrawn (none of which are subject to guaranteed delivery procedures), representing approximately 8.7% of Medarex’s shares outstanding.
Upon the successful closing of the tender offer, shareholders of Medarex will receive $16.00 in cash for each share of Medarex common stock tendered in the tender offer, without interest and less any required withholding taxes.
Georgeson Inc. is acting as information agent for Bristol-Myers Squibb.  J.P. Morgan Securities Inc. is serving as financial advisor to Bristol-Myers Squibb in connection with the transactions and as the dealer-manager for the tender offer.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information visit www.bms.com.

Bristol-Myers Squibb Forward-Looking Statement

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, relating to the acquisition of Medarex by Bristol-Myers Squibb.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb's business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb's Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements.  Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Medarex shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the possibility that a final settlement of the legal proceedings pending in connection with the tender offer will not be reached; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement filed in connection with the tender offer. The information contained in this release is as of August 20, 2009.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Medarex.  Bristol-Myers Squibb Company and Puma Acquisition Corporation have filed a tender offer statement with the SEC, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Medarex shareholders.  Medarex has filed with the SEC, and has mailed to Medarex shareholders, a solicitation/recommendation statement on Schedule 14D-9.  These documents contain important information about the tender offer and shareholders of Medarex are urged to read them carefully.

These documents are available at no charge at the SEC's website at www.sec.gov.  The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (800) 491-3096.  In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may also be obtained free of charge from Bristol-Myers Squibb by directing a request to: Corporate and Business Communications, telephone: (609) 252-3208, tracy.furey@bms.com.

Contacts
Bristol-Myers Squibb Company

Media: Tracy Furey, 609-252-3208, tracy.furey@bms.com
or
Investors: John Elicker, 609-252-4611, john.elicker@bms.com

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